

June 13, 2012

Via E-mail
Mr. Perry Stewart Ward
Chief Financial Officer and Treasurer
Starwood Property Trust, Inc.
591 West Putnam Avenue
Greenwich, CT 06830

> **Re:** **Starwood Property Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 001-34436**

Dear Mr. Ward:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Liquidity and Capital Resources, page 55

1.   We note that you have entered into a significant amount of repurchase agreements accounted for as collateralized borrowings. For each of the quarters in the last two years, please provide us with a table showing the average amount of repurchase transactions outstanding during the quarter and the amount of these repurchase transactions outstanding as of the end of each quarter. To the extent there are significant variations between the average level of these transactions and the amounts outstanding at each quarter end, please explain to us why. In future periodic filings we believe the inclusion of the information described above would be useful to investors and should be included.

7. Loan Securitization/Sale Activities, page 94

2.   Please expand your disclosure in future filings to provide all disclosures required by ASC 860-20-50. In your response, please tell us what continuing involvement you have in each loan sold or securitized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief